SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Signature of the agreement for the construction of the Cabiúnas-Vitória Gas Pipeline

(Rio de Janeiro, April 17, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that with the purpose of increasing natural gas supplies and transportation capacity in Brazil, Petrobras and the Chinese state-owned oil group, Sinopec, are signing today an engineering, procurement and construction agreement for the Cabiúnas-Vitória (Gascav) gas pipeline. This is the first stretch of Gasene, the Southeast-Northeast Gas Pipeline, which will interconnect carry natural gas suppliers in the Southeast and Northeast regions.

The Vitória – Cacimbas pipeline - 125 km long and already under construction - and the Cacimbas-Catu gas pipeline, the longest stretch at 765 km and in the project phase, are also part of the Gasene project.

The contract is for US$ 239 million and involves the construction of the gas pipeline over a 15-month period as from signature date.

Gascav will have a daily throughput of 20 million cubic meters, measures 28-inches in diameter, will be about 300km in length and will be constructed in three stages. Stretch A, 78 km in length, begins at the Cabiúnas terminal on the northern seaboard of the state of Rio de Janeiro and ends at the delivery point in Campos de Goytacazes (RJ). Here, stretch B begins - approximately 126 km in length -, ending at the future Piúma compression station located on the coast of the state of Espírito Santo. The third stretch of the gas pipeline will run about 96 km from the Piúma compression station to the pressure reduction station in the city of Serra (ES).

Gasene

The expansion of the transportation infrastructure is fundamental if the natural gas sector in Brazil is to reach the market maturity stage. The Southeast – Northeast Gas Pipeline Interconnection is included among the projects under Petrobras’ Strategic Plan, which envisages the allocation of capital expenditures of US$ 6.5 billion in the next five years for the gas and energy segment. The Interconnection’s construction, made up of a total of 1,215 km of pipelines, will allow the interlinking of gas imported from Bolivia and gas produced in the Brazilian Northeast and Southeast with the consumer market in both regions.

Gasene will meet the shortfall in gas supplies to the Northeast Region, increase the distribution of Bolivian gas and create new markets, notably between Cabiúnas in the state of Rio de Janeiro and Catu in the state of Bahia. Once unveiled, the pipeline will also permit the monetization of existing and future gas reserves from the Campos, Santos and Espírito Santo basins and provide greater flexibility for the redistribution of gas supplies to meet eventual fluctuations in demand. For all these reasons, Gasene is fundamental to the consolidation of the Brazilian natural gas industry by integrating the South, Southeast, Midwest and Northeast markets.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.